FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

                        Pursuant To Rule 13a-16 Or 15d-16
                     Of The Securities Exchange Act Of 1934

For the Month of April 2002

                               GLOBAL SOURCES LTD.
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                 (Translation of Registrant's Name into English)

                                 41 Cedar Avenue
                                P.O. Box HM 1179
                             Hamilton HM EX, Bermuda
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                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                      Form 20-F |X| Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                             Yes |_| No |X|

Attached hereto and incorporated herein in its entirety by reference are the following documents:

Exhibit No.                              Description
-----------                              -----------

10.1 Proxy Statement for the Global Sources Ltd. Annual General Meeting of Shareholders to be held on May 6, 2002*

10.2 Audited Financial Statements of Global Sources Ltd. for the Year Ended December 31, 2001*

10.3              Consent of Independent Accountants

99.1 Letter to the Securities and Exchange Commission from Global Sources Ltd. pursuant to Release No. 33-8070, dated April 9, 2002.


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* Distributed to shareholders on April 12, 2002.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                GLOBAL SOURCES LTD.
                                (Registrant)

                                By:/s/ Eddie Heng Teng Hua
                                   --------------------------
                                   Name: Eddie Heng Teng Hua
                                   Title: Director and Chief Financial Officer

Dated: April 16, 2002